UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________________________
FORM 6-K
_______________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
 _______________________________________________
For the month of July 2025
Commission File Number: 001-37669
_______________________________________________
Nomad Foods Limited
(Translation of registrant’s name in English)

_______________________________________________
Forge, 43 Church Street West
Woking
Surrey, United Kingdom, GU21 6HT
+ (44) 208 918 3200
(Address of Principal Executive Offices)
_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Submission of Matters to a Vote of Security Holders
On July 10, 2025, Nomad Foods Limited (the “Company”) held its 2025 annual meeting of shareholders (the “2025 Annual Meeting”). The proposals submitted to a shareholder vote at the 2025 Annual Meeting are described in detail in the Company’s Proxy Statement for the 2025 Annual Meeting, as furnished to the Securities and Exchange Commission (the “Commission”) on a Form 6-K on May 28, 2025 (the “Proxy Statement”). Shareholders present in person or by proxy represented 119,021,716 ordinary shares of the Company (or 78.02% of the outstanding ordinary shares of the Company as of May 13, 2025, the record date for the 2025 Annual Meeting).
At the 2025 Annual Meeting, the Company’s shareholders (i) elected the ten (10) directors specifically named in the Proxy Statement, each for a one-year term expiring at the Company’s 2026 annual meeting of shareholders and (ii) ratified the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the 2025 fiscal year. The detailed voting results for each proposal are set forth below.
Proposal 1 - Election of Directors: The Company’s shareholders approved the election of the ten (10) directors specifically named in the Proxy Statement, each to serve until the Company’s 2026 annual meeting of shareholders or until his or her respective successor is duly elected and qualified. The final voting results with respect to the election of directors were as follows:

Nominee	For	Against	Abstain	% Cast FOR
Sir Martin Ellis Franklin, KGCN	109,668,745	9,327,246	25,725	92.14%
Noam Gottesman	115,660,636	3,335,377	25,703	97.18%
Ian G.H. Ashken	108,411,204	10,584,366	26,146	91.09%
Ruben Baldew	105,814,145	13,181,618	25,953	88.90%
Stéfan Descheemaeker	115,995,872	2,999,450	26,394	97.46%
James E. Lillie	115,144,055	3,851,729	25,932	96.74%
Stuart M. MacFarlane	117,365,288	1,629,920	26,508	98.61%
Victoria Parry	115,594,757	3,379,398	47,561	97.12%
Amit Pilowsky	117,731,691	1,263,717	26,308	98.92%
Melanie Stack	117,735,732	1,260,282	25,702	98.92%

Proposal 2 - Ratification of Auditors: The Company’s shareholders ratified the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the 2025 fiscal year as follows:

For	Against	Abstain	% Cast FOR
116,045,554	2,803,095	173,067	97.50%

This report on Form 6-K is incorporated by reference into the registration statements on (i) Form S-8 filed with the Commission on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), (iii) Form F-3ASR filed with the Commission on March 1, 2023, which was automatically effective upon filing with the Commission (File No. 333-270190), and (iv) Form S-8 filed with the Commission on June 16, 2025 (File No. 333-288081) .

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Stéfan Descheemaeker
Name:	Stéfan Descheemaeker
Title:	Chief Executive Officer
Dated: July 15, 2025